UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15/A

Amendment No. 1

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	0-22955

Bay Banks of Virginia, Inc.

(Exact name of registrant as specified in its charter)

100 South Main Street

Kilmarnock, Virginia 22482

(804) 435-1171

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $5.00 par value

(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(l)(i)	☐
Rule 12h-3(b)(l)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 667

Explanatory Note: The purpose of this Amendment No. 1 on Form 15/A is to withdraw, effective upon filing hereof, the registrant’s previous filing of the Form 15 filed on May 11, 2012 with respect to the securities identified above. The registrant will continue to submit required filings under the Securities Exchange Act of 1934, as amended.

Pursuant to the requirements of the Securities Exchange Act of 1934, Bay Banks of Virginia, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	August 7, 2012	By:	/s/ Deborah M. Evans
Deborah M. Evans
Chief Financial Officer